EXHIBIT 99.2

Vicinity Motor Corp. Announces Pacific Islands Distribution Agreement with Soderholm Sales & Leasing in

Hawaii

VANCOUVER, BC – April 26, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has signed a non-exclusive distribution agreement with Soderholm Sales & Leasing, Inc. (“SSL”), a full service bus dealer in Hawaii and the Pacific islands region, to offer the Company’s Vicinity LightningTM, Vicinity Classic and VMC-Optimal vehicles, including an initial commitment for four (4) demo and stock buses.

Founded in 1989, Soderholm Sales & Leasing, Inc. is a woman- and multigenerational family-owned and operated company – acting as the only fully licensed, full-service bus dealer in Hawaii and the Pacific. The company’s product mix includes new and used, small and mid-sized buses, full-sized motor coaches, school buses, vans, trams, and trolleys. Located on Oahu, SSL serves the State of Hawaii, and is the largest dedicated bus dealer in the U.S. South Pacific servicing 28 islands including Guam, Saipan and American Samoa.

Under the new agreement, SSL will distribute Vicinity vehicles throughout Hawaii. The Vicinity line adds to the SSL’s growing portfolio of traditional and electric vehicles. The agreement includes a commitment to four (4) stock and demonstration vehicles – including two VMC Optimal S1 vehicles, one Vicinity Classic bus and one Vicinity Lightning bus.

“Hawaii is uniquely positioned for vehicle electrification with a geography that enables a broad spectrum of sustainable power generation technologies including solar, wind, geothermal, hydro, ocean, biomass and biofuels,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “SSL’s significant experience in sustainable and electric vehicles began with fuel cell buses and the company is now ramping its electric options as the Hawaii government has made great inroads in increasing the amount of locally produced renewable energy. With a goal to generate 100 percent clean energy by 2045, we believe Hawaii as well as the Pacific region are poised to become leaders in the transition to electrifying public and private fleets.”

Gabi Soderholm of SSL commented: “As the State and private fleets strive to meet new sustainability goals, we look forward to offering VMC’s unique portfolio to our base of satisfied customers. Their full range of solutions gives customers a way to provide transit options that are both sustainable and accessible to all citizens, and we look forward to supporting new, more sustainable ways to move the people of Hawaii.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:

MarketSmart Communications Inc.

877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.